UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                                Fluke Corporation
                                (Name of Issuer)

                     Common Stock, Par value $0.25 Per Share
                         (Title of Class of Securities)

                                   343856 10 0
                                 (CUSIP Number)

                                W. Loeber Landau
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)



                                 January 7, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|.


                                                                SEC 1746(12-91)

                                  SCHEDULE 13D


----------------------------------         ------------------------------------
CUSIP No. 343856 10 0                                     Page 2 of 5 Pages
          -----------                                          --   --
----------------------------------         ------------------------------------

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    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Philips Electronics N.V.
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    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
2                                                                      (b) |_|
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    SEC USE ONLY
3
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    SOURCE OF FUNDS*
4
        00
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    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)  |_|
5
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

           The Netherlands
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                                                       SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH          7
          REPORTING PERSON WITH                              400,800
                                                    ---------------------------
                                                       SHARED VOTING POWER
                                                     8
                                                    ---------------------------
                                                       SOLE DISPOSITIVE POWER
                                                     9
                                                               400,800
                                                    ---------------------------
                                                       SHARED DISPOSITIVE POWER
                                                    10
-------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             400,800
-------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|
12
-------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                 4.6%
-------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON*
14
           00
-------------------------------------------------------------------------------



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



                  Item 1.  Security and Issuer.

                  This Amendment No. 7, dated January 10, 1997 (this "Amendment"), to the Statement on Schedule 13D, dated June 9, 1993 (the "Original Statement"), as amended, filed by Philips Electronics N.V., a corporation organized under the laws of The Netherlands ("Philips"), relates to the common stock, par value $0.25 per share (the "Common Stock"), of Fluke Corporation, formerly known as John Fluke Mfg. Co., Inc. (the "Issuer"). The information set forth herein amends and supplements the information set forth in the Original Statement, as amended. The address of the principal executive offices of the Issuer are located at 6920 Seaway Boulevard, Everett, Washington 98203.

                  Item 4.  Purpose of Transaction.

                  Philips acquired the shares of Common Stock beneficially owned by it for the purpose of investment. Except as otherwise indicated in this Item 4, Philips has no plan or proposals with respect to the Issuer that relate to or could result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

                  Philips intends to review on a continuing basis its investment in the issuer and, subject to the terms and conditions of the Stock Purchase Agreement dated May 26, 1993 (the "Stock Purchase Agreement") annexed to the Purchase Agreement, dated February 26, 1993, which was filed as Exhibit I to the Original Statement, may increase or decrease such investment. Philips has agreed, pursuant to the Stock Purchase Agreement, to standstill arrangements and other restrictions and Philips may only sell such Common Stock pursuant to certain quantity and timing limitations. Pursuant to the Stock Purchase Agreement, the Issuer has the right of first refusal to purchase any shares offered for sale by Philips.

                  Item 5.  Interest in Securities of the Issuer.

                  (a) and (b). Philips beneficially owns 400,800 shares (4.6%) of the Common Stock of the Issuer. Philips is deemed to have sole voting and dispositive power over 400,800 shares of such Common Stock.

                  (c). On November 27, 1996, 10,000 shares were sold in an open market transaction for $430,000 ($43.00 per share). On December 2, 1996, 300 shares were sold in an open market transaction for $12,975 ($43.25 per share). On December 3, 1996, 5,000 shares were sold in an open market transaction for $216,250 ($43.25 per share). On December 4, 1996, 5,000 shares were sold in



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


an open market transaction for $220,000 ($44.00 per share). On December 9, 1996, 4,900 shares were sold in an open market transaction for $210,970 ($43.00 per share). On December 9, 1996, 100 shares were sold in an open market transaction for $4,325 ($43.25 per share). On December 10, 1996, 5,000 shares were sold in an open market transaction for $215,000 ($43.00 per share). On December 12, 1996, 5,000 shares were sold in an open market transaction for $217,500 ($43.50 per share). On December 18, 1996, 5,000 shares were sold in an open market transaction for $207,500 ($41.50 per share). On December 19, 1996, 5,000 shares were sold in an open market transaction for $207,500 ($41.50 per share). On December 20, 1996, 5,000 shares were sold in an open market transaction for $210,000 ($42.00 per share). On December 23, 1996, 200 shares were sold in an open market transaction for $9,150 ($45.75 per share). On December 26, 1996, 5,000 shares were sold in an open market transaction for $220,000 ($44.00 per share). On December 27, 1996, 1,500 shares were sold in an open market transaction for $66,000 ($44.00 per share). On December 30, 1996, 5,000 shares were sold in an open market transaction for $220,000 ($44.00 per share). On December 31, 1996, 5,000 shares were sold in an open market transaction for $220,000 ($44.00 per share). On January 2, 1997, 5,000 shares were sold in an open market transaction for $222,500 ($44.50 per share). On January 3, 1997, 5,000 shares were sold in an open market transaction for $223,750 ($44.75 per share). On January 7, 1997, 9,244 shares were sold in an open market transaction for $413,669 ($44.75 per share). Philips Electronics N.V. has reduced its beneficial ownership of the Issuer to 400,800 shares through to the date of this filing.



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


                                   SIGNATURES
                                   __________


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 1997                PHILIPS ELECTRONICS N.V.,
                                        a Netherlands corporation


                                        By:/s/ D.G. Eustace                  *
                                           ___________________________________
                                           Name:  D.G. Eustace
                                           Title: Executive Vice President


                                        *By:/s/ L.A. Bezikos
                                           ___________________________________
                                           Name:   L.A. Bezikos
                                           Title: Attorney-In-Fact





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